Anbio Biotechnology

Wilhelm Gutbrod Str 21B, 60437,
Frankfurt am Main,
Germany

December 11, 2024

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Jessica Dickerson

Re: Anbio Biotechnology

Amendment No. 4 to Draft Registration Statement on Form F-1

Submitted November 18, 2024

CIK No. 0001982708

Dear Ms. Dickerson,

This letter is in response to your letter on December 4, 2024, in which you provided comments to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Anbio Biotechnology (the “Company”) filed with the U.S. Securities and Exchange Commission on November 18, 2024. On the date hereof, the Company has submitted an Amendment No. 5 to the Registration Statement on Form DRS/A (“Form DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 4 to Draft Registration Statement on Form F-1, Submitted November 18, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 38

1.	You noted that total revenue increased approximately 91% from the period ended June 30, 2023 to June 30, 2024 due to “a wider variety of items being sold…to more clients from different regions.” To get a better understanding of the changes in your revenues, please revise your disclosure to break out your revenues by product line (i.e., COVID-19 related products and non-COVID-19 related products, further broken down by point-of-care products and lab solution products) and geographic area for each period presented. If you are unable to disclose this information, please state that fact and explain why. In this regard, you also note that the slight increase in gross margin was due to the higher gross margin of new products launched in 2024. Please explain in more detail what you mean by this statement and specifically indicate the new products that were launched in 2024.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 39 of the Form DRS/A to disclose a more detailed breakdown of revenue by product line and geographic area for each period presented. Please refer to page 39 regarding further breakdown into point-of-care products and lab solution products, we are unable to make a more detailed classification because Point-of-care testing (POCT) products and laboratory-use products often serve overlapping purposes. Laboratories may purchase POCT products for laboratory applications, particularly when processing small batch sizes or when faster results are required. Due to the versatility of these products and the varying end-user application scenarios, it is challenging to accurately categorize their ultimate use. Furthermore, a significant portion of our sales is conducted through distributors, which limits our ability to track the specific end-use of the products.

In addition, regarding the slight increase in gross margin, we respectfully advise the Staff that we do not have new products launched in 2024.

During the six months ended June 30, 2024, we successfully reduced the cost of revenue for our products, and the increase in the proportion of non-COVID-19 products to total revenue contributed to the overall rise in gross margin. At the same time, there is a reduction in material costs. Combined with effective control of overall procurement costs, this enabled us to improve our gross profit margin during the six months ended June 30, 2024 compared to the six months ended June 30, 2023.

2.	Regarding your cost of revenues, please revise your disclosure to identify the specific changes to your costs that impact cost of revenues and the reasons for the changes.

RESPONSE: We respectfully advise the Staff that the Company has revised the disclosure on page 39 of the Form DRS/A.

During the six months ended June 30, 2024, we successfully reduced the cost of revenue for our products, and the increase in the proportion of non-COVID-19 products to total revenue contributed to the overall rise in gross margin. At the same time, there is a reduction in material costs. Therefore, the increase in cost of revenue was less than the increase in revenue. As a result, the overall gross profit margin increased slightly.

Liquidity and Capital Resources

Operating Activities, page 41

3.	We note on page F-27 that customers B and C no longer represent greater than 10% of your revenues; however, they do account for 46% and 22%, respectively, of your accounts receivable balance as of June 30, 2024. We also note that the “Ability to Increase and Retain Customers” is one of the factors that affects your operating results. Please tell us how the loss of or decrease in customers B and C impacted your financial results and why you believe the receivables to be collectible.

RESPONSE: We respectfully advise the Staff that the customers B and C represent different customers in these two tables. We have revised the disclosure on page F-15 and F-27 to ensure that the letters representing the customers in these tables are consistent.

To mitigate the risk associated with revenue concentration from a limited number of clients, we have implemented a strategic approach to limit the granting of extensive distribution rights to a small group of clients. Instead, we have expanded our collaborations with a broader base of clients within the same geographic regions. This strategy aims to reduce dependency on major customers in specific regions by diversifying the customer base and distributing revenue more evenly.

Beginning in the second half of 2023, revenue from customers B and C gradually declined, and by 2024, it had ceased entirely. However, this did not impact our overall revenue for the six months ended June 30, 2024, as the company successfully acquired new customers. As reflected in the Statements of Operations, our revenues for the six months ended June 30, 2024 have increased compared to the six months ended June 30, 2023. Additionally, as of December 31, 2023, all accounts receivables from customers B and C have been fully collected, and there are no concerns regarding uncollectible accounts receivables. Please refer to the updated table on page F-27 for the top customers who represented more than 10% of accounts receivables as of June 30, 2024, and December 31, 2023

Executive Compensation

Summary Compensation Table, page 80

4.	Please add the disclosure for Richard Chen back to your Summary Compensation Table on page 80 for the last full financial year. Refer to Part I, Item 4.a of Form F-1 and Part I, Item 6.B of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 80 of the Form DRS/A to add disclosure for Richard Chen back to the Summary Compensation Table for the fiscal year ended December 31, 2023.

Financial Statements for the interim period ended June 30, 2024

Notes to Financial Statements

Note 12 - Subsequent Events, page F-28

5.	Please revise to specify the date you have evaluated all events or transactions that occurred subsequent to June 30, 2024.

RESPONSE: We respectfully advise the Staff that the Company has revised the disclosure to specify the date we have evaluated all event or transactions that occurred subsequent to June 30, 2024 on page F-28 of the Form DRS/A.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Michael Lau
Michael Lau
Chief Executive Officer

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